UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Power Solutions International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35944	33-0963637
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

201 Mittel Drive, Wood Dale, Illinois 60191
(Address of principle executive offices)	(Zip code)

Kelly Crosier (630) 350-9400

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (the “SEC”), Power Solutions International, Inc. (the “Company”) has undertaken efforts to determine its conflict minerals1 reporting requirements for the period from January 1 to December 31, 2017.

[1]	The term “conflict mineral” is defined by Form SD as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives, which are currently limited to tantalum, tin and tungsten; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on our website at www.psiengines.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

Item 1.02	Exhibit

The Company’s Conflict Minerals Report is included as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Caution Regarding Forward-Looking Statements

This Conflict Minerals Report includes information that constitutes forward-looking statements. These forward-looking statements are covered by the “Safe Harbor for Forward-Looking Statements” provided by the Private Securities Litigation Reform Act of 1995. The Company has tried to identify these forward-looking statements by using words such as “expect,” “contemplate,” “anticipate,” “estimate,” “plan,” “will,” “would,” “should,” “forecast,” “budgeted,” “believe,” “outlook,” “guidance,” “projection,” “target” or similar expressions, but these words are not the exclusive means for identifying such statements. The Company cautions that a number of risks, uncertainties and other factors could cause the Company’s actual results to differ materially from those expressed in, or implied by, the forward-looking statements, including, without limitation: the final results of the Audit Committee’s independent review as it impacts the Company’s accounting, accounting policies and internal control over financial reporting; management’s ability to successfully implement the Audit Committee’s remedial recommendations; the reasons giving rise to the prior resignation of RSM US LLP as the Company’s independent registered public accounting firm; the time and effort required to complete the restatement of the affected financial statements, complete its delinquent financial statements and amend or prepare the related Form 10-K and Form 10-Q filings, particularly within the current anticipated timeline; the subsequent discovery of additional adjustments to the Company’s previously issued financial statements; the timing of completion of necessary re-audits, interim reviews and audits by the new independent registered public accounting firm; the timing of completion of steps to address, and the inability to address and remedy, material weaknesses; the identification of additional material weaknesses or significant deficiencies; variances in non-recurring expenses; risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the financial reporting and internal control matters and related class action litigation; the ability of the Company to accurately budget for and forecast product shipments, and the extent to which product shipments result in recorded revenues; the impact of the resignation of the Company’s former independent registered public accounting firm, RSM US LLP, on the Company’s relationship with its lender and trade creditors and the potential for defaults and exercise of creditor remedies; the impact of the previously disclosed investigation initiated by the SEC and any related or additional governmental investigative or enforcement proceedings; the impact of resignations of the Company’s directors and certain executive officers and any delays and challenges encountered in recruiting replacements for open positions and the replacements’ transitions into their positions; and any negative impacts from delisting of the Company’s common stock from Nasdaq and any delays and challenges in obtaining a re-listing on a stock exchange. Actual events or results may differ materially from the Company’s expectations. The Company’s forward-looking statements are presented as of the date hereof. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Power Solutions International, Inc.

/s/ Charles F. Avery, Jr.
By: Charles F. Avery, Jr, Chief Financial Officer	May 31, 2018

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